Exhibit 99.49

CORPORATE ACCESS NUMBER: 206225625

Alberta

BUSINESS CORPORTATIONS ACT

CERTIFICATE

OF

AMENDMENT

CHAP MERCANTILE INC.

CHANGED ITS NAME TO SILVER WHEATON CORP. ON 2004/12/08.

"SEAL"

REGISTRAR OF

CORPORATIONS

CORPORATE ACCESS NUMBER: 206225625

Alberta

BUSINESS CORPORTATIONS ACT

CERTIFICATE

OF

AMENDMENT

SILVER WHEATON CORP.

AMENDED ITS ARTICLES ON 2004/12/08.

"SEAL"

REGISTRAR OF

CORPORATIONS

Articles of Amendment

Business Corporations Act

Section 29 or 177

1. Name of Corporation	2. Corporate Access Number
CHAP MERCANTILE INC.	206225625

3.   Item number ______________ of the Articles of the above named corporation are amended in accordance with Section ______________ of the Business Corporation Act.

   Please see Schedule 1 attached hereto.

Filed with Alberta Registries by Macleod Dixon LLP DEC 08 2004 Initials (Signed)

/s/ Paul M. Stein	Paul M. Stien	December 8, 2004
Authorized Signature (applicable for societies only)	Name of Person Authorizing (please print)	Date
Secretary
Identification (not applicable for societies)		Title (please print)

This information is being collected for the purposes of corporate registry records in accordance with the Business Corporations Act.  Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Coordinator for Alberta Registries, Box 3140, Edmonton, Alberta T5J 2G7  (780) 427-7013.

Schedule 1

3.

Item number 1 of the Articles of the above named corporation are amended in accordance with Section 173(1)(a) of the Business Corporation Act.

Name Change:

1.

The Company is hereby authorized under section 173 of the Business Corporation Act (Alberta) to amend its articles to change the Company’s name to “Silver Wheaton Corp.” or such other name as may be approved by the directors of the Company and is acceptable to the Registrar of Corporations under the Business Corporations Act (Alberta) and the Toronto Stock Exchange.

2.

notwithstanding the passage of this special resolution, the directors of the Company be and are  hereby authorized and empowered to revoke this resolution at any time prior to the filing of such articles of amendment without further approval of the shareholders of the Company.

4.

Item number 1 of the Articles of the above named corporation are amended in accordance with Section 173(1)(f) of the Business Corporation Act.

Share Consolidation:

1.

The articles of the Company be amended to provide that:

(a)

the authorized capital of the Company is altered by consolidating all of the issued and outstanding common shares of the Company on the basis of a factor of one new common share for five existing common shares; and

(b)

any fractional common share arising on the consolidation of the common shares of the Company will be deemed to have been tendered by its registered owner to the Company for cancellation and will be returned to the authorized but unissued capital of the Company;

2.

notwithstanding the passage of this special resolution, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the filing of such articles of amendment without further approval of the shareholders of the Company.